SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Subsidiary, 012 Smile.Communications Ltd., Announces Pricing of its Initial Public Offering dated October 31, 2007.



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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Subsidiary, 012 Smile.Communications Ltd., Announces Pricing of its Initial Public Offering

Wednesday October 31, 4:15 am ET

PETACH TIKVA, Israel, October 31 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines Ltd. (NASDAQ: IGLD - News) announced today the pricing of the initial public offering of 6,675,000 ordinary shares of its wholly-owned subsidiary, 012 Smile.Communications Ltd., at a price to the public of $12.00 per share. The ordinary shares have been approved for quotation on the NASDAQ Global Market under the symbol "SMLC." All of the ordinary shares are being sold by 012 Smile.Communications. The underwriters have been granted an option for a period of 30 days to purchase up to an additional 1,001,250 ordinary shares from 012 Smile.Communications to cover over-allotments, if any.

Net proceeds to 012 Smile.Communications from the offering, after deducting underwriting discounts and the estimated offering expenses, are expected to be approximately $72.7 million (not including any over-allotment shares).

CIBC World Markets Corp. acted as sole book running manager for the offering, Cowen and Company, LLC acted as co-lead manager, RBC Capital Markets Corporation, Thomas Weisel Partners LLC and Oppenheimer & Co. Inc. acted as co-managers for the offering. This offering of ordinary shares is being made only by means of a prospectus. Copies of the final prospectus may be obtained from CIBC World Markets Corp, Attn: USE Prospectus Department, 425 Lexington Ave, 5th floor, New York, New York 10017, Telephone: +1-212-667-7200 or +1-866-875-5637.

A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission. Electronic copies of the registration statement are available via the Securities and Exchange Commission's website at http://www.sec.gov.

This announcement shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of such jurisdiction.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.



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About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to its 012 Smile.Communications subsidiary, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

    For further information, please contact:

    Lee Roth - KCSA Worldwide,
    lroth@kcsa.com / Tel: +1-212-896-1209;

    Mor Dagan - Investor Relations,
    mor@km-ir.co.il / Tel:+972-3-516-7620;

    Ms. Idit Azulay, Internet Gold,
    idita@co.smile.net.il / Tel: +972-72-200-3848.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: October 31, 2007